Exhibit 17.1  - Correspondence from Arthur de Joya dated August 12, 2008

Bob:

There is certain language related to my resignation which is not true.  Specifically, "but verbally indicated that their resignations were due to disagreements about the nature of the legal and other actions the registrant should take in response to problems arising from the purported acquisition of Sipp, Inc."  I did not make this verbal claims and would like an amended 8-K filed to that effect that such language is not correct.  Thanks.

Arthur de Joya